ISA INTERNATIONALE INC.
                              2564 RICE STREET
                             ST. PAUL, MN 55113
                            SEC File No. 1-16423

March 29, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549

Attn: Mr. Andrew D. Mew
Accounting Branch Chief

Dear Mr. Mew:

We are responding to your letter dated March 2, 2011 concerning our Form 10-K dated 09/30/2010 filed on January 18, 2011. We are requesting an additional extension to April 6, 2011 from the revised date of March 30, 2011 to prepare and submit our response. Our Company and its Auditors need additional time to prepare and approve a revised submission. This request was discussed and approved today by telephone with Mr. Milwood Hobbs, Staff Accountant with the SEC. We will be submitting a revised Form 10-K/A for the registrant and our letter correspondence responding to all of the points in your inquiry letter dated March 2, 2011 on or before April 6, 2011. The Registrant, ISA International Inc., is referred to in this letter as the "Company" or "ISAT".

Acknowledgements:

The registrant hereby acknowledges that:
1. the Company is responsible for the adequacy and accuracy of the disclosure in our filings;

2. staff comments or changes to disclosure reported to the SEC in response to staff comments do not foreclose the SEC from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are attempting to fully comply with the reporting requirements of the SEC and respectfully ask for your agreement with our conclusions in this correspondence. Please contact me at 651-489-6941 or by fax at 651-484-9870 if you have additional comments or questions.

Sincerely,

/s/Bernard L. Brodkorb
President, CEO, and CFO
ISA Internationale Inc.